March 24, 2008

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington D.C. 20549-3561

Re: The DIRECTV Group, Inc.
Form 10-K for the year ended December 31, 2007 filed February 25, 2008
Commission file number: 1-31945

Dear Mr. Spirgel:

We have prepared the following response to address the comments contained in your letter dated March 11, 2008 regarding the above-referenced filing.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Note 2. Subscriber Acquisition Costs, page 67

1.
Please confirm to us that you are not capitalizing commission, installation, advertising, marketing and customer call center costs related to the leased set-top receivers as property and equipment. If so, tell us the nature of each cost you are capitalizing and the total amount of these costs capitalized in 2007 and 2006. Also, tell us why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

Response
We confirm to you that we are not capitalizing commission, installation, advertising, marketing and customer call center costs related to the leased set-top receivers as property and equipment under the DIRECTV U.S. lease program referred to in Note 2.

However, in certain Latin America countries, where the lease includes all customer premise equipment (in contrast with DIRECTV U.S. where the lease specifically includes only the set-top receiver), we capitalize all hardware costs and the related installation costs and have consistently followed this practice since the lease program was initiated in Latin America.  The total amount capitalized for installation was approximately $51 million in 2007 and approximately $21 million in 2006. In no instances do we capitalize commission, advertising, marketing and customer call center costs.

Installation costs in DIRECTV Latin America are a cost of placing the system in service. Statement of Accounting Standards No. 34 “Capitalization of Interest Costs” includes the concept that the historical cost of an asset should include all costs necessarily incurred to bring an asset to the condition and location necessary for its intended use. Since much of the labor effort relates to installing and pointing the antenna (dish), we have determined that in DIRECTV Latin America we should only capitalize installation costs in those instances where we retain title to the antenna.

2.
Please tell us if you redeploy set-top receivers returned by your subscribers. If so, tell us how you are accounting for the carrying value of the original set-top receivers and any costs incurred to refurbish them. Refer to your basis in the accounting literature.

Response
We do reploy set-top receivers returned by subscribers. The carrying value of the original set-top receiver remains capitalized and we continue to depreciate it over its remaining useful life. All costs incurred to refurbish the set-top receiver are expensed as incurred. Since the refurbishment process is primarily cosmetic in nature, we don’t believe such costs extend the useful life of the set-top receiver, and therefore, the costs do not represent a probable future economic benefit, which is one of the characteristic criteria of assets in paragraph 26 of Statement of Financial Accounting Concepts No. 6 “Elements of Financial Statements”.
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We hope that this letter adequately addresses your comments. Please contact John Murphy, Senior Vice-President, Controller and Chief Accounting Officer at: (310)-964-0714 (phone), (310)964-0882 (fax), or JFMurphy@directv.com (e-mail) should you have additional comment or require additional information.

Sincerely,

/s/ PATRICK T. DOYLE
Patrick T. Doyle
Senior Vice-President and Chief Financial Officer